UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with authorized capital

Tax ID (“CNPJ”) No. 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 29, 2024.

1.               Date, Time, and Place: On July 29, 2024, at 9:00 a.m, electronically, considered to be held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Ayrton Senna, n. 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.               Call and Attendance: Call notice dismissed, in view of the presence of the totality of the members of the Board of Directors, namely: Mrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Julio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

3.               Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               Agenda: Analysis and deliberation on the Company's Corporate Governance Report.

5.               Resolutions: The members of the Board of Directors discussed and decided on the following:

5.1. Analysis and deliberation on the Company's Governance Report: The members of the Board of Directors, based on the favorable recommendation of the Corporate Governance, Sustainability and Nomination Committee, decided to approve, unanimously and without restrictions, the Company's Corporate Governance Report for the year 2024. Subsequently, they authorized the Executive Board to take all the necessary actions for the filing of the document.

6.               Approval and Signature of the Minutes: With no further matters to be discussed, these minutes were drawn-up, and subsequently read, approved, and signed by the attendees.

Rio de Janeiro, July 29, 2024.

These minutes are a true copy of the original drawn-up in the proper book.

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.